P.E. 1/1/02

0-16350

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02011856

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2002

WPP GROUP PLC
(Translation of registrant's name into English)

27 Farm Street, London W1X 6RD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

WPP GROUP PLC
(Registrant)

Date: January 23, 2002

By: /s/ Paul Richardson
Paul Richardson
Group Finance Director

FOR IMMEDIATE RELEASE 23 January 2002

WPP GROUP PLC ("WPP")

Ogilvy PR Forms Equity Partnership with PRAP, in Japan

WPP announces that its wholly-owned operating company, Ogilvy Public Relations Worldwide, has agreed to acquire 28.4% of the equity of PRAP Japan Inc ("PRAP"), one of the largest international public relations firms in Japan.

Based in Tokyo and with offices in Beijing and Shanghai, PRAP's clients include Axa Life Insurance, British Airways, GE Medical, Haagen-Dazs, Hitachi, Intel, Levi-Strauss, Mars, Mikimoto, Nike, SAP and Sony. PRAP employs over 200 people and had revenues of Yen 2,517,933,000 in 2001 and net assets of Yen 456,525,000 as at 31 August 2001.

The investment reinforces Ogilvy's ability to give '360 degree' branding solutions to clients by linking with one of the leading public relations companies in Japan. The initiative continues WPP's strategy of strengthening its networks in important markets and sectors.

Contact:

Feona McEwan, WPP London 44-20 7408 2204
www.wpp.com
www.ogilvypr.com